Reviewed Financial Statements

Robovet Corporation

For The Period of June 5, 2019 (Inception) to December 31, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Robovet Corporation
North Bethesda, MD

We have reviewed the accompanying financial statements of Robovet Corporation (a corporation), which comprise the balance sheet as of December 31, 2019, and the related statements of income, changes in shareholders' equity and cash flows for the interim period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Alexandra Hernandez, CPA
San Antonio, TX
February 29, 2020

PO BOX 593431 San Antonio, TX 75201 | (P) 210-504-8110 | alexahernandez.cpa@gmail.com

Balance Sheet

Robovet Corporation
As at 31 December 2019

31 Dec 2019

Assets

Current Assets	
Cash and Cash Equivalents	8,267
Total Current Assets	**8,267**
Total Assets	**8,267**

Liabilities and Equity

Liabilities	
Current Liabilities	
Accounts Payable	22,321
Total Current Liabilities	**22,321**
Non-Current Liabilities	
Notes Payable - Related Party	10,000
Total Non-Current Liabilities	**10,000**
Total Liabilities	**32,321**
Equity	
Common Stock (10,000,000 shares authorized; 6,000,000 issued; $0.00001 par value)	194
Current Year Earnings	(24,248)
Total Equity	**(24,054)**
Total Liabilities and Equity	**8,267**

Reviewed - See accompanying notes

Income Statement


Robovet Corporation
5 June 2019 to 31 December 2019


	31 Dec 19
Gross Profit	**-**
Operating Expenses	
General and Administrative	917
Marketing and Advertising	1,710
Total Operating Expenses	**2,627**
Operating Income / (Loss)	**(2,627)**
Other Income and Expense	
Organizational Costs	(21,621)
Total Other Income and Expense	**(21,621)**
Net Income / (Loss) before Tax	**(24,248)**
Net Income	**(24,248)**
Total Comprehensive Income	**(24,248)**

Reviewed - See accompanying notes

Statement of Cash Flows

Robovet Corporation
For the period June 5, 2019 to December 31, 2019

	JUN 5-DEC 31, 2019
Operating Activities	
Payments to suppliers	(1,927)
Net Cash Flows from Operating Activities	**(1,927)**
Financing Activities	
Proceeds from issuance of long-term notes	10,000
Proceeds from issuance of common stock	194
Net Cash Flows from Financing Activities	**10,194**
Net Cash Flows	**8,267**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	8,267
Net change in cash for period	**8,267**

Reviewed - See accompanying notes

Statement of Changes in Shareholders' Equity

Robovet Corporation
For the period June 5, 2019 to December 31, 2019

	JUN 5-DEC 31, 2019
Equity	
Balance at Inception	-
Issuance of Stock (6,000,000 Shares)	194
Current Year Earnings (Loss)	(24,248)
Balance at December 31, 2019	**(24,054)**

Reviewed - See accompanying notes

Notes to the Financial Statements (Reviewed)
Robovet Corporation
For The Period of June 5, 2019 (Inception) to December 31, 2019

NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

Robovet Corporation ("the Company") is a corporation organized under the laws of the State of Delaware and domiciled in Maryland.

The Company has developed an MR imaging technology that can help treat disease in pets. The same magnets that provide high resolution images can also manipulate surgical tools and guide magnetic particles to help treat diseases like cancer in animals.

The Company intends to supply such MR imaging equipment to veterinary clinics and will specialize in innovative x-ray imaging.

Management's Plans

The Company's goal is to be the standard for MR imaging and MR-guided therapy in the veterinary field, with treatment enabled systems installed at major veterinary centers in the US, Canada and China. The Company is working with university-based partners whose surgical robots have achieved better endpoints than human surgeons. Robovet technology is already backed up with 18 issued USA and China patents and over 100 patents pending.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Related Party & License Agreement

Weinberg Medical Physics, Inc ("WMP") is a majority shareholder of the Company and both are owned by the same individual. WMP loaned funds to the Company during 2019 as described further in Note E.

In 2019, WMP licensed certain intellectual property owned by WMP to the Company in exchange for a 5% royalty fee on the first ten million dollars ($10,000,000) of net sales. Afterwards, a 4% royalty fee will be imposed on net sales in excess of ten million dollars ($10,000,000).

The Company is also obligated to remit minimum annual royalties and monthly development service fees to WMP as outlined in the license agreement.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments, such as money market funds that are readily convertible to known amounts of cash within 90 days from the date of purchase. All cash balances are held at major banking institutions.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Expenses

The Company records expenses in the period incurred.

Equity

Pursuant to the Company's articles of incorporation, the Company is authorized to issue 10,000,000 shares of common stock at a par value of $0.0001 per share. Common stock entitles the holder to one vote per share of stock. At December 31, 2019, the Company had 6,000,000 shares of Common stock issued and outstanding. All outstanding shares were issued to founding members or related parties during the period from June 5, 2019 (inception) through December 31, 2019, in exchange for cash and other assets valued at $194.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company is expected to sustain a net operating loss during its initial annual period. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware and Maryland.

Recently Adopted Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, Balance Sheet Classification of Deferred Taxes, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—Revenue from Contracts with Customers (Topic 606), or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), or ASU 2016-02, which supersedes the guidance in ASC 840, Leases. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is
also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-based Payment Accounting, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C - FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

- **Level 1** - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
- **Level 2** - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
- **Level 3** - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

- **Market approach** - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
- **Income approach** - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option pricing models, and excess earnings method.
- **Cost approach** - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D - CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E - RELATED PARTY TRANSACTIONS - NOTES PAYABLE

The Company has notes payable ("the Notes") to a related party ("Weinberg Medical Physics, Inc - "WMP" a Delaware company managed by the same owners). The Notes do not accrue interest and are payable at a future date to be determined by management. The Company uses the funding from the Notes to cover operational costs. As of December 31, 2019 the total amount due to WMP is $10,000.

NOTE F - INDEMNIFICATION

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk to be remote.

NOTE G - SUBSEQUENT EVENTS

On February 2020 the following events occurred:

- February 14, 2020 - As of result of the initial funding campaign in Wefunder, the Company issued convertible promissory notes in the amount of $147,109 with a net (less related investment fees) inflow of cash of $123,524

- February 26, 2020 - The Board approved the payment of current liabilities as well as the payment of the related note to WMP for a total of $31,621

In preparing these financial statements, management has evaluated and disclosed all material subsequent events up to February 29, 2020, the date these financial statements were available to be issued, and has not identified any events, other than those disclosed above, that would be required for disclosure.